1st user-owned Financial Management Platform built by, with, and for the people

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Stonks
trading

trystonks.com Des Moines IA

Main Street | Software | Technology | Fin Tech | Social Impact

OVERVIEW DETAILS UPDATES 3 WHAT PEOPLE SAY 150 ASK QUESTION 21

Highlights

1. We are empowering the first 500,000 Users by granting partial ownership of Stonks Trading 🚀
2. 📈Tapping into a huge $250b Trading market
3. 🌎 Staking a claim in a Global Crypto Market of over $2.4T
4. 🏬 Planting a flag in a massive $300b banking-as-a-service market.
5. 💰 Buy, Sell, and Short Stocks
6. Access to ~300 coins
7. 💸 Checking, Savings, and Credit Building accounts
8. 👏 Waitlist of 6k+ dedicated users in just 10 months

Our Team



Anthony Hughes CEO & Chief Tendies Officer

3x founder: - SDRemote - $0-45k/MRR - 18 months - bootstrapped - BetterGrowth - $0 - $105k/MRR - 13 months - bootstrapped Stonks Trading (current)- 5k+ waitlist (1 month in) Former D1 Wrestler and 8x national team member

> I chose to start the Stonks Movement because I was tired of seeing the regular people of the world not having a voice in the financial markets. I wanted to create a place where everyone can learn more about how to intelligently invest, and manage money, and a platform for them to put that knowledge into practice.



Sina Ghazi Product Manager

- CIO - NICI Brokerage - Project Manager - Jacquard - Lead rollout of an API Banking platform for the fintech community - Created real-time business analytical reports with large datasets (+5 million active customers)



Niko Hughes Chief Operating Officer

- 3x Founder - Board of Directors - KAGWERKS - Advisor - Candid Wholesale - US Army Officer - College Wrestler

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Invest in Stonks - The first User-Owned Financial Management Platform.

The Problem

With the popularity of retail investing skyrocketing in 2020, a diverse array of investment platforms have expanded the potential for retail investors across the country. Despite this diversification of investment channels, there is no one place to consolidate all of our retail investing, crypto, and banking needs. Enter Stonks Trading.

After observing the problems or early 2021 created by trading platforms, banks, hedge funds, and Wall Street Bets, Stonks Trading CEO and Chief Tendies Officer, Anthony Hughes, had the ambitious idea to create a decentralized financial ecosystem owned by the people. With an army of 6,000+ radical Stonkers rallying behind the cause, we believe Stonks Trading is prepared to revolutionize financial independence and security for the common retail investor.

The Bigger Problem

For the average retail investor, the money management ecosystem is siloed, confusing, and difficult to manage, leading to a complicated roadmap toward diversification. With separate apps for Stocks (Robinhood, Webull, TD Ameritrade), crypto (Coinbase, Crypto.com), banking (Chime, Simple), fractional

Ameritrade), crypto (Coinbase, Crypto.com), banking (Chime, Simple), fractional real estate (Fundrise, NYCE), portfolio management (Personal Capital) and much more, diversifying a portfolio has become more burdensome than is necessary. Stonks Trading creates a central stage to manage all asset classes within an investors portfolio, as well as banking, and other financial needs. **One platform to rule them all.**

The Stonks Solution

Stonks simplifies money management and asset allocation. Users are empowered to execute trades with Stonks Trading, purchase and stake coins with Stonks Crypto, bank with Stonks Money, and manage their portfolios with Stonks Manager; all within one platform! The Stonks Trading Ecosystem not only revolutionizes money management, but we believe it will also give the power to the user by granting ownership of part of the company to the people, truly giving a voice on Wall Street to the commoners of the world.



Stonks Trading is a super app for the Retail Trader
The Stonks Solution
Stonks Trading
Through our User-Interface and Powered by Alpaca-Markets our users can trade the financial markets.
Stonks Crypto
Through our User-Interface and powered by Kraken our users have the ability to purchase 300+ crypto coins.
Stonks Money
Through our User-Interface and powered by Galileo our users can open checking, savings account, credit cards, and debit cards.

A platform that the people want!

After launching the waitlist with the promise of bringing a trading, crypto, and neo-banking solution owned by the people, the interest and growth has been off the charts.

To date:

- Stonks Trading to be featured on the NASDAQ Tower in Times Square on November 30th
- Stonks Trading CEO to be interviewed on Trade Talks hosted at NASDAQ HQ. Estimated impressions of 80m+. November 30th
- Thriving partnership with Benzinga. See interview below with Zinger Nation.
- 10k+ users on the waitlist.
- $4k spent on advertising
- CAC - $.66/ per sign-up



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#Zinger Nation and Stonks Trading - interview with Benzinga
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Since our last raise on Wefunder we have built a trading platform from the ground up and have a working MVP ready for market deployment.


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First trade ever made on the Stonks Trading Platform!
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Why Stonks works:

Empowerment

We empower our users through ownership. There is no better way to listen to your clients than giving them a piece of the company, and thereby a seat at the table. Stonks Trading builds in a way for the Stonks Community to shape the company's future and features. Something the hedge funds and trading platforms should take note of. :)

Centralization

We will be the first user-owned platform where you can trade, buy and stake crypto, bank, and manage your portfolio from one central location.

Economic MOAT

We have built a "MOAT through ownership" (should we trademark this?). Piggybacking on the greatest investor of our time, Warren Buffett, shareholders make the best customers. Our customers will always be our priority because they could also be our business partners!

We have three major revenue streams

With a current CAC of just $0.66/user we are under the assumption that if we invest $150,000 in a solid advertising campaign then we can realistically project 150,000 users by the end of the year. With these goals we have two specific ways to make money:

#1 - Stonks Trading Platform - $5/mo (average) for commission-free, margin enabled trading.

#2 - Stonks Crypto - 1% fee for crypto purchases (projecting $500/month in trading volume per user)..

#2 Stonks Money - 1% per transaction (projecting $1,000/month in spend per account)

Projection #1 - Maintaining a $.66 CAC

Monthly revenue projections based of 150k users with a CAC of $.66/user: $3m/MRR

How we got to this number:

Stonks Trading: 150k users x $5/mo = $750k/MRR

Stonks Crypto: 150k users x 500/mo x 1% = $750k/MRR

Stonks Money: 150k users x $1,000/m x 1% = $1.5m/MRR

Projection #2 - Doubling our CAC to $1.32

Monthly revenue projections based of 75k users with a CAC of $1.32/user: $1.5m/MRR

How we got to this number:

Stonks Trading: 75k users x $5/mo = $750k/MRR

Stonks Crypto: 75k users x 500/mo x 1% = $750k/MRR

Stonks Money: 75k users x $1,000/m x 1% = $1.5m/MRR

**These are forward looking projections and are not guaranteed.*

How will we grow the company from this investment?

Our users, shareholders, and investors come first. Period. Our founder has grown 3 companies to a multi-million dollar valuation completely bootstrapped. We have a “bootstrapped” plan in place to reach profitability quickly and push intrinsic value for the shareholders/investors of Stonks Trading.

Use of funds assuming a $1,000,000 raise:

$250,000 for advertising/marketing - results: 150,000 users (not guaranteed)

$500,000 for design, development, and launch of crypto and neo-banking components

$250,000 for legal, accounting, customer success, and operations

*In addition to ~$75K in Wefunder fees

With this raise we believe we can attain a $75,000,000 valuation for our next round of funding (not guaranteed)

Important Disclosure and Clarifications:

At Stonks Trading, transparency with our users and investors is our #1 core tenant. In that spirit, let us explain exactly what we are:

Stonks Trading is a SaaS platform that aggregates portfolio data and functionality and visualizes it in one centralized location. **Therefore, we are not a bank or investment platform.**

Through API broker-dealer and banking partnerships we are able to visualize trading and banking functionality through our front-end UI/UX.

Stonks Trading - we are building a front-end platform that plugs into our API broker-dealer partner, AlpacaDB. AlpacaDB is a registered broker-dealer and you can find out more about them here.

*Stonks Trading, Inc and Alpaca Securities LLC ("Alpaca") are not affiliated and neither are responsible for the liabilities of the other.Brokerage services are provided by Alpaca Securities LLC ("Alpaca"), member FINRA/SIPC, a wholly-owned subsidiary of AlpacaDB, Inc. This is not an offer, solicitation of an offer, or advice to buy or sell securities, or open a brokerage account in any jurisdiction where Alpaca is not registered (Alpaca is registered only in the United States).

Stonks Crypto - we are building a front-end platform that plugs into our API crypto partner, Kraken. Kraken is regulated in the United States by FinCEN. Stonks Crypto will also register with FinCEN to ensure full compliance with State and Federal regulations.

Stonks Money - through the revolutionary banking-as-a-service (BaaS) movement. Companies are now able to offer account services powered by a multitude of banking back-ends. Therefore, we are partnering with Galileo to offer services to our customers. Similar to Alpaca, we are building a front-end platform that plugs into their back-end banking solutions.

Why we chose to go this route:

Two reasons:

Speed to Market

Although being a bank or broker-dealer sounds nice. It would cost millions of

dollars and 2 years before we get approved by the regulators. Therefore, by partnering with these institutions we can focus on what we do best; making a centralized ecosystem that has the best interest of our customers and shareholders in mind.

Flexibility

Our ethos is very clear - we are a company for the people, by the people. We will only partner with institutions similarly aligned with our company ethos. If they aren't, well...there are other partners that are willing and able to listen to us, the people!